                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended DECEMBER 31, 2002

                         Commission file number: 1-5256

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
                              (Full title of plan)

                           105 CORPORATE CENTER BLVD.
                              GREENSBORO, NC 27408
                    (Address of principal executive offices)

                                 (336) 424-6000
              (Registrant's telephone number, including area code)

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

                                Table of contents

                                                                            Page No.
Report of Independent Auditors                                                 4

Statements of Net Assets Available for Benefits,
December 31, 2002 and December 31, 2001                                        5

Statements of Changes in Net Assets Available for Benefits -
For the Years Ended December 31, 2002, 2001 and 2000                           6

Notes to Financial Statements                                                  7

Supplemental Schedules*:
         Schedule H - Line 4i - Schedule of Assets (Held
                                         At End of Year)                      12

         * - Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
               Disclosure under ERISA have been omitted because they are not applicable.

Exhibit 23.1 - Consent of Independent Auditors                               13

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   VF Corporation Tax-Advantaged Savings Plan
                                            for Hourly Employees

                                   By: /s/ Frank C. Pickard III
                                       ------------------------
                                       Frank C. Pickard III
                                       Vice President, Treasurer
                                       VF Corporation

Date: June 27, 2003

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of VF Corporation Tax-Advantaged Savings Plan for Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H - Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Greensboro, NC
June 6, 2003

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         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                      December 31
            ASSETS                                2002            2001
            ------                          --------------   ---------------
Investments, at fair value
  VF Corporation common stock -
  44,783 shares in 2002                     $    1,614,426   $     2,192,158
  56,195 shares in 2001
  Other securities                              12,902,609        23,592,692
                                            --------------   ---------------
     Total investments                          14,517,035        25,784,850
Loans receivable from participants                 637,184           920,122
                                            --------------   ---------------
  Net assets available for benefits         $   15,154,219   $    26,704,972
                                            ==============   ===============

See notes to financial statements.

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         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                            Year Ended December 31
                                                                   2002             2001              2000
                                                             ---------------   ---------------   --------------
Investment income (loss)

 Interest                                                    $             0   $             0   $        2,263
 Net realized and unrealized appreciation
  (depreciation)in fair value of investments                      (1,024,614)         (207,236)         296,957
  Dividends on VF Corporation common stock                            50,344            55,252           48,511
  Income from mutual funds and bank common
    trust funds                                                      126,055           344,470          782,573
                                                             ---------------   ---------------   --------------
                                                                    (848,215)          192,486        1,130,304

Interest on participant loan repayments                               43,168            55,406           38,105
Transfer from merged plans (Note A)                                   48,647                 0        2,221,218
Participant contributions                                          2,040,970         3,088,273        4,362,591
                                                             ---------------   ---------------   --------------
                                                                   1,284,570         3,336,165        7,752,218

Benefits paid to participants                                    (12,835,323)       (4,414,933)      (3,807,510)
Net increase/decrease                                            (11,550,753)       (1,078,768)       3,944,708

Net assets available for benefits
  Beginning of period                                             26,704,972        27,783,740       23,839,032
                                                             ---------------   ---------------   --------------
  End of period                                              $    15,154,219   $    26,704,972   $   27,783,740
                                                             ===============   ===============   ==============

See notes to financial statements.

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF THE PLAN

Effective April 1, 1998, VF Corporation (the Corporation) adopted the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code. Under the Plan, certain hourly employees of specified subsidiaries, having at least one year of credited service, may elect to contribute between 2% and 25% of their compensation to the Plan. Employees remain fully vested in their contributions to the Plan.

Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan's trustees. All Plan assets are trusteed by Fidelity Management Trust Company with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. The investment programs and investment objectives of the Plan funds are as follows:

         (a)      Money Market Fund: Monies are invested in a money market fund.

         (b) Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

         (c) Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

         (d) Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

         (e) Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

         (f) Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

         (g) Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

         (h) Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

         (i) Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

         (j) VF Corporation Common Stock Fund: Monies are invested in common stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

         (k) Various Mutual Funds: Participants can select from an additional 250 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options with various investment objectives.

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         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

                    NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A -- DESCRIPTION OF THE PLAN (Continued)

Individual accounts are maintained for each participant; each account includes the individual's contributions and investment funds' earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum, or accounts may be rolled over into another IRS-approved tax deferral vehicle.

The transfers of applicable participant balances from the Blue Bell Savings, Profit Sharing and Retirement Plan, which were merged into the Plan in 2002 and the Bestform Savings Plan, Todd Uniform and Horace Small Savings Plans, which were merged into the Plan in 2000, have been disclosed separately in the respective Statements of Changes in Net Assets Available for Benefits.

Participants may borrow from their individual account. Participants are charged interest at the Morgan Guaranty "Published" prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Participants may borrow up to 50% of the participant's total vested account balance. Payment in full is required at termination of employment. There were 553 loans outstanding at December 31, 2002.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time.

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. For commercial notes and United States government obligations, UMB Bank, n.a. has established a fair value based on yields currently available on comparable instruments. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has issued a Favorable Determination Letter dated September 23, 2002 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE D -- RELATED PARTY TRANSACTIONS

Related parties to the Plan include VF Corporation, the Plan sponsor, and Fidelity Management Trust Company and United Missouri Bank (UMB), the Plan's trustees. Certain plan investments are funds managed by Fidelity and UMB and therefore these transactions qualify as party-in-interest.

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E -- INVESTMENTS

Net realized and unrealized appreciation (depreciation) and year end fair value of investments included in Plan equity includes the following:

                                                       Net Realized and Unrealized
                                                    Appreciation in Fair Value for the                   Fair Value at
                                                         Year Ended December 31                           December 31
                                                         ----------------------                           -----------
                                                 2002              2001              2000             2002             2001
                                            --------------   ---------------   ---------------   --------------   --------------
Fair value as determined by
   quoted market or stated
   redemption price:

   VF Corporation Common
    Stock                                   $      (68,164)  $       210,329   $       451,309   $    1,614,426   $    2,192,158
   Mutual funds and
    bank common trust funds                     (1,396,215)       (1,197,699)         (961,690)       7,721,740       11,674,744

                                            --------------   ---------------   ---------------   --------------   --------------
                                                (1,464,379)         (987,370)         (510,381)       9,336,166       13,866,902
                                            --------------   ---------------   ---------------   --------------   --------------

Fair value as determined by
   Plan trustee:

   Mutual funds and
    bank common trust funds                        439,765           780,134           807,338        5,180,869       11,917,948
                                            --------------   ---------------   ---------------   --------------   --------------
                                                   439,765           780,134           807,338        5,180,869       11,917,948
                                            --------------   ---------------   ---------------   --------------   --------------
                                            $   (1,024,614)  $      (207,236)  $       296,957   $   14,517,035   $   25,784,850
                                            ==============   ===============   ===============   ==============   ==============

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

The fair value of investments that individually represent 5% or more of the Plan's net assets at December 31 of one or both years are as follows:

                                                 2002             2001
                                            --------------   ---------------
Fidelity Growth & Income Fund               $    1,427,911   $     2,295,251
  (47,110 shares and 61,403 shares)
Fidelity Puritan Fund                              862,237         1,296,929
  (54,606 shares and 73,397 shares)
Fidelity US Equity Index Commingled Pool         1,073,110         1,908,112
  (40,849 shares and 56,537 shares)
VF Corporation common stock                      1,614,426         2,192,158
  (44,783 shares and 56,195 shares)
Baron Asset Fund                                   669,733         1,113,061
  (19,458 shares and 25,035 shares)
Fidelity Retirement Money Market Portfolio       1,738,376         2,322,247
  (1,738,376 shares and 2,322,247 shares)
ProCapp Fixed Income Fund                        5,180,869        11,917,948
  (422,583 shares and 1,026,524 shares)

                   VF Corporation Tax-Advantaged Savings Plan
                              for Hourly Employees

           SCHEDULE H LINE 4I SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              AT DECEMBER 31, 2002

   Identity of issue, borrower,               Number of                            Current
   Lessor, or similar party                    Shares             Cost              Value
   ------------------------                 --------------   ---------------   ---------------
*Fidelity Puritan Fund                              54,606   $     1,015,957   $       862,237
*Fidelity Growth & Income Fund                      47,110         1,913,532         1,427,911
*Fidelity Diversified International
 Fund                                               15,736           323,951           270,024
*Fidelity Dividend Growth Fund                       2,566            72,921            57,271
*Fidelity Retirement Money Market
 Portfolio                                       1,738,376         1,738,376         1,738,376
*Fidelity U.S. Equity Index
 Commingled Pool                                    40,849         1,473,276         1,073,110
 Baron Asset Fund                                   19,458           920,661           669,733
 Longleaf Small Cap Fund                            24,160           530,840           491,166
*ProCapp Fixed Income Fund                         422,583         4,352,253         5,180,869
*VF Corporation Common Stock Fund                   44,783         1,661,251         1,614,426
*Various Mutual Funds                                  N/A           748,545         1,131,911
 Loans Receivable from Participants
(with interest rates from 7% to 9%)                    N/A           637,185           637,185
                                                             ---------------   ---------------
                                                             $    15,388,748   $    15,154,219
                                                             ===============   ===============

* represents a party-in-interest